Reaves Utility Income Fund

1700 Broadway, Suite 1850

Denver, Colorado 80290

(800) 644-5571

September 10, 2024

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:

Reaves Utility Income Fund (the “Fund”); 1940 Act File Number 811-21432

Request for Withdrawal of Registration Statement Filed on Form N-2 (Accession No. 0001999371-24-011439)

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant respectfully requests withdrawal of the Fund’s Registration Statement filed via EDGAR on Form N-2, together with all exhibits thereto (collectively, the “N-2”), on September 5, 2024 (Accession No. 0001999371-24-011439).

The N-2 was properly filed under both the Investment Company Act of 1940 (“1940 Act”) and 1933 Act, however, a technical error with the EDGAR system caused it to fail to produce a File No. under the 1933 Act with respect to the N-2 filing. Accordingly, we are requesting withdrawal of the N-2 filing.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-2.

The Fund requests that, accordance with Rule 457(p) of the 1933 Act, all fees paid to the Commission in connection with the filing of the N-2 be credited for future use. The Fund intends to immediately file a materially identical Registration Statement on Form N-2 under the 1940 Act and 1933 Act.

Should you have any questions regarding this filing, please contact Allison Fumai at Dechert LLP at 212-698-3526.

Sincerely,

/s/ Christopher Moore

Christopher Moore

Secretary